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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                               JARDEN CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard K. Lubin
                             Berkshire Partners LLC
                                One Boston Place
                                   Suite 3300
                           Boston, Massachusetts 02108
                                 (617) 227-0050
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                                Page 1 of 8 Pages
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CUSIP NO. 471109 10 8                                          Page 2 of 8 pages

                                  SCHEDULE 13D


1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund IV, Limited Partnership
          04-3303593

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
            OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

                            7.     SOLE VOTING POWER
NUMBER OF                            1,602,614
SHARES
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY
 EACH
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                                1,602,614
 WITH
                            10.    SHARED DISPOSITIVE POWER


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,602,614


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
          EXCLUDES CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4% *

14.       TYPE OF REPORTING PERSON
          PN

* See Item 5 for calculation.

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CUSIP NO. 471109 10 8                                          Page 3 of 8 pages


                                  SCHEDULE 13D

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Fund V, Limited Partnership
          04-3423237

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
            OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

                            7.     SOLE VOTING POWER
NUMBER OF                            666,984
SHARES
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY
 EACH                       9.     SOLE DISPOSITIVE POWER
REPORTING                            666,984
PERSON
 WITH                       10.    SHARED DISPOSITIVE POWER

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            666,984

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [ ]
          EXCLUDES CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% *

14.       TYPE OF REPORTING PERSON
          PN

* See Item 5 for calculation.

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CUSIP NO. 471109 10 8                                          Page 4 of 8 pages

                                  SCHEDULE 13D



          NAME OF REPORTING PERSONS
1.        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Berkshire Investors LLC
          04-3309729

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
            OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
          IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

                           7.     SOLE VOTING POWER
NUMBER OF                            226,960
SHARES
BENEFICIALLY               8.     SHARED VOTING POWER
OWNED BY
 EACH
REPORTING                  9.     SOLE DISPOSITIVE POWER
PERSON                            226,960
 WITH
                           10.    SHARED DISPOSITIVE POWER

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           226,960

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [ ]
          EXCLUDES CERTAIN SHARES


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3% *

14.       TYPE OF REPORTING PERSON
          OO

* See Item 5 for calculation.

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      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, $0.01 par value (the "Common Stock"), of Jarden Corporation, a Delaware corporation (the "Company"). This Amendment No. 1 amends the initial statement on Schedule 13D, dated July 18, 2005, as filed with the Commission on July 28, 2005 (the "Initial Schedule 13D"), and is being filed jointly by the following entities (each, a "Reporting Person"): (1) Berkshire Fund IV, Limited Partnership, a Massachusetts limited partnership ("Fund IV"), (2) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), and (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors "). The Reporting Persons may be referred to collectively herein as "Berkshire." Capitalized terms used in this Amendment No. 1 but not otherwise defined have the meanings ascribed to them in the Schedule 13D. Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

      Pursuant to Rule 13d-2, this Amendment No. 1 is being filed to report a material decrease in the percentage of Common Stock owned by Berkshire as a result of an agreement dated March 1, 2006 between the Company and Berkshire (the "Share Repurchase Agreement") pursuant to which Berkshire sold, and the Company repurchased, an aggregate of 2,000,000 shares of Common Stock (out of a total of 4,496,558 shares) at a price of $25.00 per share ($50,000,000 total consideration).

      Except as set forth below, all previously reported Items are unchanged.

ITEM 5. INTEREST IN SECURITIES

      Item 5 in the Initial Schedule 13D is hereby deleted in its entirety and the following inserted in lieu thereof:

      (a) and (b) The foregoing percentages are based on a total of 67,957,473 issued and outstanding shares of Common Stock as of November 7, 2005, as most recently reported by the Company. Accordingly, the shares of Common Stock beneficially owned by Berkshire, in the aggregate, represent approximately 3.7% of the outstanding shares of Common Stock. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

      By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

      Following the transaction contemplated by the Share Repurchase Agreement, the beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

      (1) Fund IV has sole voting and dispositive power with respect to, and is the beneficial owner of, 1,602,614 shares of Common Stock. As the general partner of Fund IV, Fourth Berkshire may be deemed to beneficially own the shares of Common Stock held by Fund IV. The filing of this statement shall not be construed as an admission that Fourth Berkshire is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares.

      (2) Fund V has sole voting and dispositive power with respect to, and is the beneficial owner of, 666,984 shares of Common Stock. As the general partner of Fund V, Fifth Berkshire may be deemed to beneficially own the shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares.

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      (3) Berkshire Investors has sole voting power and dispositive with respect to, and is the beneficial owner of, 226,960 shares of Common Stock.

      By virtue of their positions as managing members of Fourth Berkshire, Fifth Berkshire and Berkshire Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Berkshire. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Berkshire and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

      (c) Other than the acquisition of the Merger Shares under the Merger Agreement as described herein, Berkshire has not engaged in any transactions in the Common Stock within the past 60 days.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 in the Initial Schedule 13D is hereby amended by adding the following after the final paragraph:

      As described above, on March 1, 2006 Berkshire and the Company entered into an agreement pursuant to which, effective as of March 1, 2006, Berkshire sold, and the Company repurchased, an aggregate of 2,000,000 shares of Common Stock at a price of $25.00 per share ($50,000,000 total consideration).


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended and restated in its entirety as follows:



Exhibit No.                            Document

      99.1*   Joint Filing Undertaking dated as of July 28, 2005.

      99.2 Agreement and Plan of Merger dated as of June 28, 2005 among the Company, Holmes and certain stockholders of Holmes (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 5, 2005, and incorporated herein by reference).

      99.3* Registration Rights Agreement dated June 28, 2005 among the Company and certain stockholders of Holmes.


      99.4 Joint Filing Undertaking regarding Amendment No. 1 to Schedule 13D, dated as of March 8, 2006.

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      99.5    Agreement dated as of March 1, 2006 among the Company and
              Berkshire regarding the repurchase by the Company of 2,000,000 shares of Common Stock.


      * Previously filed.

                                       7
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 8, 2006                   BERKSHIRE FUND IV, LIMITED PARTNERSHIP

                                        By:  Fourth Berkshire Associates LLC,
                                             its General Partner

                                        By:  /s/  Richard K. Lubin
                                             -------------------------------
                                        Name:  Richard K. Lubin

                                        Title: Managing Member


                                        BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                        By:  Fifth Berkshire Associates LLC,
                                             its General Partner

                                        By:  /s/  Richard K. Lubin
                                             ------------------------------
                                        Name: Richard K. Lubin

                                        Title: Managing Member


                                        BERKSHIRE INVESTORS LLC

                                        By:  /s/  Richard K. Lubin
                                             ------------------------------
                                        Name: Richard K. Lubin

                                        Title: Managing Director

                                       8